

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Nelson Grist
Chief Executive Officer
For The Earth Corp.
20 E. Thomas Road
Suite 2200
Phoenix, AZ 85012

> **Re: For The Earth Corp.**
> **Offering Statement on Form 1-A**
> **Filed January 2, 2019**
> **File No. 024-10931**

Dear Mr. Grist:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed January 2, 2019

Exhibits

1. Please arrange for counsel to revise the opinion contained at Exhibit 12.1 to reflect that it has been issued pursuant to the laws of the state of Delaware.

General

2. You are offering 15,000,000,000 shares of common stock and you disclose that you have 20,000,000,000 shares of common stock authorized for issuance, however, according to the Certificate of Amendment of Certificate of Incorporation you have filed as Exhibit 2.1, you are only authorized to issue a total of 3,030,000,004 shares of common stock. Please revise your disclosure or file the articles of incorporation that authorize the shares you intend to issue in this offering. Please also file the Certificate of Incorporation and any amendments thereto that precede the Certificate of Amendment of Certificate of

Incorporation as exhibit(s) to your offering circular.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: John Lux